UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number)

May 6, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

CUSIP NO. 57722W106	Page 2 of 11 Pages

1.	Names of Reporting Persons

40 NORTH INDUSTRIES LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		1,693,506
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,693,506
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,693,506

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.01%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 57722W106	Page 3 of 11 Pages

1.	Names of Reporting Persons

40 NORTH INVESTMENTS LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,693,506
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,693,506

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,693,506

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.01%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. 57722W106	Page 4 of 11 Pages

1.	Names of Reporting Persons

DAVID S. WINTER

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,693,506
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,693,506

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,693,506

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.01%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 57722W106	Page 5 of 11 Pages

1.	Names of Reporting Persons

DAVID J. MILLSTONE

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,693,506
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,693,506

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,693,506

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.01%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 57722W106	Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Mattress Firm Holding Corp. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

5815 Gulf Freeway Houston, Texas 77023

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	40 North Industries LLC;

ii)	40 North Investments LP;

iii)	David S. Winter; and

iv)	David J. Millstone.

This statement relates to Shares (as defined herein) held for the account of 40 North Investments LP, a Delaware limited partnership (“40 North Investments”). 40 North Industries LLC (“40 North Industries”) serves as principal investment manager to 40 North Investments. As such, 40 North Industries has been granted investment discretion over portfolio investments, including the Shares, held for the account of 40 North Investments. David S. Winter and David J. Millstone each serve as members of 40 North Industries.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

i)	40 North Industries is a Delaware limited liability company;

ii)	40 North Investments is a Delaware limited partnership;

iii)	David S. Winter is a United States citizen; and

iv)	David J. Millstone is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”).
Item 2(e).	CUSIP Number:

57722W106

CUSIP NO. 57722W106	Page 7 of 11 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,693,506 Shares.

Item 4(b).	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 5.01% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 10-K filed April 1, 2013, there were 33,798,756 Shares outstanding as of March 28, 2013).

Item 4(c).	Number of shares as to which such person has:

40 North Industries
(i)	Sole power to vote or direct the vote	1,693,506
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,693,506
(iv)	Shared power to dispose or to direct the disposition of	0

40 North Investments
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,693,506
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,693,506

David S. Winter
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,693,506
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,693,506

David J. Millstone
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,693,506
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,693,506

CUSIP NO. 57722W106	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of 40 North Investments are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of 40 North Investments, in accordance with their ownership interests in 40 North Investments.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 57722W106	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2013	40 NORTH INDUSTRIES LLC

By: /s/ Davis S. Winter
David S. Winter
Member

By: /s/ David J. Millstone
David J. Millstone
Member

Date: May 7, 2013	40 NORTH INVESTMENTS LP
By Winmill GP LLC, its General Partner

By: /s/ Davis S. Winter
David S. Winter
Member

By: /s/ David J. Millstone
David J. Millstone
Member

Date: May 7, 2013	DAVID S. WINTER

By: /s/ Davis S. Winter

Date: May 7, 2013	DAVID J. MILLSTONE

By: /s/ David J. Millstone

CUSIP NO. 57722W106	Page 10 of 11 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of May 7, 2013, by and among 40 North Industries LLC, 40 North Investments LP, David S. Winter, and David J. Millstone	10

CUSIP NO. 57722W106	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Mattress Firm Holding Corp., dated as of May 7, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: May 7, 2013	40 NORTH INDUSTRIES LLC

By: /s/ Davis S. Winter
David S. Winter
Member

By: /s/ David J. Millstone
David J. Millstone
Member

Date: May 7, 2013	40 NORTH INVESTMENTS LP
By Winmill GP LLC, its General Partner

By: /s/ Davis S. Winter
David S. Winter
Member

By: /s/ David J. Millstone
David J. Millstone
Member

Date: May 7, 2013	DAVID S. WINTER

By: /s/ Davis S. Winter

Date: May 7, 2013	DAVID J. MILLSTONE

By: /s/ David J. Millstone